Exhibit 99.1

Citation: 2023 BCSECCOM 161

Cease Trade Order

Siyata Mobile Inc.
(the Issuer)

Under the securities legislation of British Columbia (Legislation)

Background

1	This is the order of the regulator of the British Columbia Securities Commission (the Decision Maker).

2	The Issuer has not filed the following periodic disclosure required by the Legislation:

1.	annual audited financial statements for the year ended December 31, 2022,

2.	annual management’s discussion and analysis for the year ended December 31, 2022,

3.	annual information form for the year ended December 31, 2022, and

4.	certification of annual filings for the year ended December 31, 2022.

3	As a result of this order, if the Issuer is a reporting issuer in a jurisdiction in which Multilateral Instrument 11-103 Failure-to-File Cease Trade Orders in Multiple Jurisdictions applies, a person or company must not trade in or purchase a security of the Issuer in that jurisdiction, except in accordance with the conditions that are contained in this order, if any, for so long as this order remains in effect.

4	Further, this order takes automatic effect in each jurisdiction of Canada that has a statutory reciprocal order provision, subject to the terms of the local securities legislation.

Interpretation

5	Terms defined in the Legislation, National Instrument 14-101 Definitions and National Policy 11-207 Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions have the same meaning if used in this order, unless otherwise defined.

Order

6	The Decision Maker is satisfied that the decision concerning the cease trade meets the test set out in the Legislation to make this decision.

Tel: 604 899-6500 Fax: 604 899-6506 Toll Free: 1 800-373-6393 www.bcsc.bc.ca

P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC, Canada V7Y 1L2

7	It is ordered under the Legislation that trading cease in respect of each security of the Issuer.

8	Despite this order, a beneficial securityholder of the Issuer who is not, and was not at the date of this order, an insider or control person of the Issuer, may sell securities of the Issuer acquired before the date of this order if both of the following apply:

1.	the sale is made through a “foreign organized regulated market”, as defined in section 1.1 of the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada; and

2.	the sale is made through an investment dealer registered in a jurisdiction of Canada in accordance with applicable securities legislation.

9	April 6, 2023

Jody-Ann Edman, CPA, CA

Manager, Financial Reporting

Corporate Finance